July 8, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz, Assistant Director

Re:	Vishay Precision Group, Inc.
Amendment no. 3 to Registration Statement on Form S-3
Filed July 8, 2011
Registration No. 333-173461

Dear Sir or Madam:

     Vishay Precision Group, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3, as amended, registration No. 333-173461 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective, as late as possible on July 8, 2011, or as soon thereafter as practicable.

     In connection with this acceleration request, the Company acknowledges that:
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Vishay Precision Group, Inc.

By:	/s/ William M. Clancy
Name: William M. Clancy
Title: Executive Vice President, Chief Financial Officer

Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150 • Malvern • PA 19355 • USA • Phone 484.321.5300 • Fax 484.321.5301

Where the World Goes for Precision Measurement and Control	www.vishaypg.com
Micro-Measurements • Vishay Foil Resistors • VPG On-Board Weighing • VPG Process Weighing • VPG Transducers